Imperial Oil Limited 240 – 4 Avenue SW PO Box 2480, Station M Calgary, AB T2P 4H4	S.R. Carleton Controller	Tel: (403) 237-3825 Fax: (403) 237-2127

July 19, 2010

Mr. John Lucas

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

U.S.A

Dear Mr. Lucas:

SEC Letter to Imperial Oil Limited dated July 16 – File No. 000-12014

As follow-up to my telephone conversation with you today, July 19, 2010, in which I requested an extension for Imperial Oil Limited to respond to the questions in your letter of July 16, I am confirming our agreed submission date of no later than August 27, 2010. We will endeavor to provide a response earlier if possible.

Based on our experience in responding to your previous letter dated April 21, 2010 and the similar number of questions in both letters, we believe the extended time will enable Imperial to adequately prepare and review the responses to your questions with management, auditors, legal counsel, and our Board. The extension will also allow us to complete our second quarter reporting at the same time, including Form 10-Q filing and the conversion of our footnotes to the financial statements in XBRL format for the first time.

Thank you.

Yours truly,

/s/ Sean Carleton